P.E. 2/14/02

02016008

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 14, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PRECISION DRILLING CORPORATION

Calgary, Alberta, Canada – February 14, 2002

YEAR-END RESULTS – DECEMBER 31, 2001

Precision Drilling

Precision Drilling Corporation ("Precision" or the "Corporation") today reports record results for the year ended December 31, 2001. Revenue for the year increased 44% to $1.95 billion while net earnings per share increased 33% to $3.47 from $2.61 in 2000. In the fourth quarter, as a result of the predicted decline in activity levels, earnings per share for the quarter were $0.63 compared to the same quarter a year ago of $1.18.

In the Contract Drilling Group, revenue for the fourth quarter was $226.7 million compared to $254.4 million the previous year, an 11% decline. This was the result of the highly unusual reduction in activity levels going into Canada's winter drilling season. However, operating earning as a percentage of revenue remained strong at 31%.

Revenue in the Technology Services Group for the fourth quarter increased 32% to $164.7 million as a result of continued global expansion efforts. However, due to soft market conditions for their products and services in North America and the cost of our accelerated research and engineering efforts as we move towards the commercial phase of some of the significant new technologies, operating margins in this group decreased from $12.8 million in 2000 to $2.1 million this quarter.

The Rental and Production Group was highlighted by the success of the industrial plant maintenance business, which helped offset activity decreases in the oilfield equipment rental and gas compression packaging businesses. Revenue for the fourth quarter was $64.1 million compared to $64.8 million in 2000.

"2001 was highlighted by record earnings as well as achievement of many key operational milestones, which should further strengthen the future of Precision and ensure the success of our strategy of globalization with both new and innovative technology", said Hank Swartout, Precision's Chairman, President and Chief Executive Officer.

Reduced activity levels, stemming from a decline in commodity prices and merger and acquisition activity in the industry indicate that 2002 will be a challenging year. The volatility in the energy industry is not unfamiliar to Precision's experienced management team. The Corporation still expects to generate sufficient cash flow to continue its strategic geographic and technological expansion while maintaining a strong balance sheet.

Certain statements contained in this press release, including statements which may contain words such as "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

CDN $000's, except per share amounts	Three Months Ended December 31 2001 (Unaudited)	Three Months Ended December 31 2000 (Unaudited)	Twelve Months Ended December 31 2001	Twelve Months Ended December 31 2000
Revenue	$ 455,975	$ 443,887	$ 1,953,563	$ 1,355,453
Expenses:				
Operating	297,942	273,948	1,238,128	870,172
General and administrative	38,219	35,507	153,498	102,848
Depreciation and amortization	36,184	34,422	145,120	101,300
Research and engineering	10,006	5,284	32,440	20,288
	382,351	349,161	1,569,186	1,094,608
Operating earnings	73,624	94,726	384,377	260,845
Interest	8,846	11,734	43,582	28,713
Dividend income	–	–	(1,106)	–
Gain on disposal of investments	(449)	–	(1,805)	(40)
Earnings before income taxes, goodwill amortization and non-controlling interest	65,227	82,992	343,706	232,172
Income taxes:				
Current	8, 932	18,645	25,753	36,252
Future	13,842	(5,812)	97,256	41,599
	22,774	12,833	123,009	77,851
Earnings before goodwill amortization and non-controlling interest	42,453	70,159	220,697	154,321
Goodwill amortization, net of tax	7,965	7,628	31,785	22,761
Earnings before non-controlling interest	34,488	62,531	188,912	131,560
Non-controlling interest	868	–	868	–
Net earnings	33, 620	62,531	188,044	131,560
Retained earnings, beginning of period	496,824	279,869	342,400	280,872
Adjustment on adoption of liability method of accounting for income taxes	–	–	–	(70,032)
Retained earnings, end of period	$ 530,444	$ 342,400	$ 530,444	$ 342,400
Earnings per share before goodwill amortization:				
Basic	$ 0.78	$ 1.36	$ 4.15	$ 3.17
Diluted	$ 0.77	$ 1.32	$ 4.06	$ 3.06
Earnings per share:				
Basic	$ 0.63	$ 1.21	$ 3.55	$ 2.70
Diluted	$ 0.63	$ 1.18	$ 3.47	$ 2.61
Common shares outstanding (000's)			53,176	52,283
Weighted average shares outstanding (000's)			52,953	48,772
Diluted shares outstanding (000's)			54,198	50,431

CONSOLIDATED BALANCE SHEETS

CDN $ 000's		December 31 2001		December 31 2000
Assets				
Current assets:				
Cash	$	13,231	$	20,702
Accounts receivable		474,528		424,817
Income taxes recoverable		–		2,050
Inventory		111,393		85,688
		599,152		533,257
Property, plant and equipment, net of accumulated depreciation		1,418,609		1,212,045
Intangibles, net of accumulated amortization		74,004		75,887
Goodwill, net of accumulated amortization		545,377		550,502
Other assets		17,171		16,445
	$	2,654,313	$	2,388,136
Liabilities and Shareholders' Equity				
Current liabilities:				
Bank indebtedness	$	85,384	$	112,620
Accounts payable and accrued liabilities		253,342		227,548
Income taxes payable		12,764		–
Current portion of long-term debt		31,743		35,353
		383,233		375,521
Long-term debt		496,200		548,096
Future income taxes		356,408		257,624
Non-controlling interest		868		–
Shareholders' equity:				
Share capital		887,160		864,495
Retained earnings		530,444		342,400
		1,417,604		1,206,895
	$	2,654,313	$	2,388,136

CONSOLIDATED STATEMENTS OF CASH FLOW

CDN $000's, except per share amounts	Three Months Ended December 31 2001 (Unaudited)	Three Months Ended December 31 2000 (Unaudited)	Twelve Months Ended December 31 2001	Twelve Months Ended December 31 2000
Cash provided by (used in):				
Operations:				
Net earnings	$ 33,620	$ 62,531	$ 188,044	$ 131,560
Items not affecting cash:				
Depreciation and amortization	36,184	34,422	145,120	101,300
Goodwill amortization	7,965	7,628	31,785	22,761
Future income taxes	13,842	(5,812)	97,256	41,599
Amortization of deferred financing costs	324	315	1,302	1,435
Gain on disposal of investments	(449)	–	(1,805)	(40)
Non-controlling interest	868	–	868	–
Amortization of deferred foreign exchange loss (gain)	930	453	3,103	(742)
Funds provided by operations	93,284	99,537	465,673	297,873
Changes in non-cash working capital balances	46,226	(74,344)	(33,443)	(60,988)
	139,510	25,193	432,230	236,885
Investments:				
Acquisitions	(3,302)	(77,764)	(35,557)	(364,959)
Purchase of property, plant and equipment	(124,254)	(71,747)	(366,019)	(195,377)
Purchase of intangibles	89	(361)	(5,673)	(5,627)
Proceeds on sale of property, plant and equipment	11,678	6,536	31,001	20,520
Investments	972	333	227	95
Proceeds on disposal of investments	571	–	2,283	64
	(114,246)	(143,003)	(373,738)	(545,284)
Financing:				
Increase in long-term debt	5,116	115,953	22,083	321,543
Repayment of long-term debt	(19,917)	(35,697)	(83,437)	(118,219)
Deferred financing costs	–	(1,973)	(38)	(1,973)
Issuance of common shares	2,060	691	22,665	21,009
Redemption of warrants	–	(10)	–	(18,924)
Change in bank indebtedness	708	52,149	(27,236)	73,340
	(12,033)	131,113	(65,963)	276,776
Increase (decrease) in cash	13,231	13,303	(7,471)	(31,623)
Cash, beginning of period	–	7,399	20,702	52,325
Cash, end of period	$ 13,231	$ 20,702	$ 13,231	$ 20,702
Funds provided by operations per share:				
Basic	$ 1.75	$ 1.93	$ 8.79	$ 6.11
Diluted	$ 1.74	$ 1.87	$ 8.59	$ 5.91

SEGMENT INFORMATION

Three months ended December 31, 2001 CDN $000's (unaudited)	Contract Drilling	Technology Services	Rental and Production	Corporate and Other	Total
Revenue	$ 226,743	$ 164,720	$ 64,076	$ 436	$ 455,975
Operating earnings	70,643	2,142	9,274	(8,435)	73,624
Research and engineering	–	10,006	–	–	10,006
Depreciation and amortization	16,207	15,108	3,882	987	36,184
Assets	1,367,678	982,945	241,044	62,646	2,654,313
Capital expenditures*	37,813	79,585	6,568	199	124,165

Three months ended December 31, 2000 CDN $000's (unaudited)	Contract Drilling	Technology Services	Rental and Production	Corporate and Other	Total
Revenue	$ 254,400	$ 124,473	$ 64,760	$ 254	$ 443,887
Operating earnings	78,949	12,829	9,831	(6,883)	94,726
Research and engineering	–	5,284	–	–	5,284
Depreciation and amortization	19,889	10,346	3,782	405	34,422
Assets	1,376,007	718,680	203,113	90,336	2,388,136
Capital expenditures*	36,584	28,806	5,607	1,111	72,108

Twelve months ended December 31, 2001 CDN $000's	Contract Drilling	Technology Services	Rental and Production	Corporate and Other	Total
Revenue	$ 1,010,020	$ 669,439	$ 271,880	$ 2,224	$ 1,953,563
Operating earnings	298,100	65,309	51,678	(30,710)	384,377
Research and engineering	–	32,440	–	–	32,440
Depreciation and amortization	75,511	51,656	14,934	3,019	145,120
Assets	1,367,678	982,945	241,044	62,646	2,654,313
Capital expenditures*	122,575	203,547	27,352	18,218	371,692

Twelve months ended December 31, 2000 CDN $000's	Contract Drilling	Technology Services	Rental and Production	Corporate and Other	Total
Revenue	$ 743,544	$ 372,425	$ 239,220	$ 264	$ 1,355,453
Operating earnings	212,633	30,620	43,289	(25,697)	260,845
Research and engineering	–	20,288	–	–	20,288
Depreciation and amortization	58,194	27,969	13,995	1,142	101,300
Assets	1,376,007	718,680	203,113	90,336	2,388,136
Capital expenditures*	97,498	78,468	21,828	3,210	201,004

*excludes acquisitions

CANADIAN DRILLING OPERATING STATISTICS

	For the Twelve Months Ended December 31, 2001			2000		
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %
Number of drilling rigs	229	644	35.6	229	599	38.2
Number of operating days (spud to release)	42,810	119,812	35.7	41,234	117,446	35.1
Wells drilled	6,907	17,359	39.8	6,143	16,565	37.1
Average days per well	6.2	6.9		6.7	7.1	
Metres drilled (000's)	7,384	18,855	39.2	6,771	18,242	37.1
Average meters per day	172	157		164	155	
Average meters per well	1,069	1,086		1,102	1,101	
Rig utilization rate (%)	51.6	53.0		52.5	55.2	

* Excludes non-CAODC rigs.

Precision Drilling Corporation ("Precision") is a large international oil and gas service company focused on growing globally with both new and innovative technology. Operating in Canada, the United States, Latin America, Europe, the Middle East and Asia-Pacific, the Corporation is divided into three business segments. The largest segment, the Contract Drilling Group, operates 249 land drilling rigs, 246 service rigs and various associated drilling and completion services. The Technology Services Group consists of a worldwide fleet of wireline logging trucks, directional drilling services, logging while drilling (LWD) services, drill bit and tool manufacturing, pumping services, well-testing and underbalanced drilling services, and a world-class research and development facility. The Rental and Production Group provides industrial maintenance services and refinery turnarounds across North America. In addition, it engineers and packages compressor units for natural gas producers and includes drilling, completion and production equipment rentals.

A conference call to review the year-end results has been scheduled for 12:00 noon Calgary time on Thursday, February 14, 2002. The conference call dial-in number is 1-888-881-4892.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the ticker symbol PD and on the New York Stock Exchange under the ticker symbol PDS.

For further information, please contact Dale E. Tremblay, Senior Vice President, Finance and Chief Financial Officer, or Gene C. Stahl, Investor Relations, 4200, 150 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Telephone: (403) 716-4500, Fax: (403) 264-0251; website: www.precisiondrilling.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per:________________________________
Jan Campbell
Corporate Secretary

Date: February 14, 2002